UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67002 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalmore Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Green Place
(No. and Street)

| Woodmere | NY | 11598 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Seidel 646.873.7666
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

| 1928 Jackson Ln. | China Spring | TX | 76633 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





## OATH OR AFFIRMATION

I, Oscar Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalmore Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

4-17-22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dalmore Group, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon


For the December 31, 2019 Year-End

# Contents

Independent Auditor's Opinion Report



TuttleBond
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Dalmore Group, LLC

**Opinion on The Financial Statements**

We have audited the accompanying statement of financial condition of Dalmore Group, LLC (the "Company") as of December 31, 2019, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

**Report on Supplementary Information**

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
**February 12, 2020**

We have served as the Dalmore Group, LLC's auditor since 2019.

**Tuttle & Bond, PLLC**
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Dalmore Group, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2019

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 34,826 |
| Accounts Receivable | | 7,329 |
| Prepaid expenses and other current assets | | 33,672 |
| **TOTAL ASSETS** | $ | 75,827 |

## LIABILITIES AND MEMBER'S EQUITY

### LIABILITIES

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 19,797 |

### MEMBER'S EQUITY

| | | |
|---|---|---:|
| Member's Equity | | 56,030 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 75,827 |

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Statement of Operations
For the year ended December 31, 2019

**REVENUES**

| | | |
|---|---|---|
| Referral Fees | $ | 3,525,651 |
| Success Fees | | 1,751,300 |
| Advisory Fees | | 1,005,482 |
| Service Fees | | 553,437 |
| Retainer Fees | | 237,000 |
| Private Placement Fees | | 459,356 |
| Compliance Fee Income | | 63,169 |
| | | |
| Total Revenues | | 7,595,395 |

**EXPENSES**

| | |
|---|---|
| Commission to Registered Representatives | 5,853,314 |
| Compensation | 1,024,700 |
| Compensation to Other Producers | 351,532 |
| Professional Fees | 269,532 |
| Regulatory Fees and Expenses | 65,699 |
| Computer and Data Services | 5,702 |
| Occupancy | 1,500 |
| Insurance | 1,273 |
| Other Expenses | 4,412 |
| | |
| Total Expenses | 7,577,664 |

| | | |
|---|---|---|
| **Net Gain** | $ | 17,731 |

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | | |
|---|---|---|
| Net Gain | $ | 17,731 |

Adjustments to reconcile net loss to net cash
  used in operating activities:

| | |
|---|---|
| Change in Assets and Liabilities: | |
|   Increase in accounts receivable | (7,329) |
|   Increase in prepaid expenses and other current assets | (8,246) |
|   Increase in accounts payable and accrued expenses | 11,691 |

| | |
|---|---|
| **NET CASH USED IN OPERATING ACTIVITIES** | 13,847 |

**CASH FLOWS FROM INVESTING ACTIVITIES:**

| | |
|---|---|
| **NET CASH USED BY INVESTING ACTIVITIES** | - |

**CASH FLOWS FROM FINANCING ACTIVITIES:**

| | |
|---|---|
|   Contributions from member | - |

| | |
|---|---|
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | - |

| | | |
|---|---|---|
| **NET INCREASE IN CASH** | | 13,847 |
| **CASH AND CASH EQUIVALENTS DECEMBER 31, 2018** | | 20,979 |
| **CASH AND CASH EQUIVALENTS DECEMBER 31, 2019** | $ | 34,826 |

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Statement of Changes in Ownership Equity
As of and for the year ended December 31, 2019


| | | |
|---|---|---|
| **Member's Equity - December 31, 2018** | $ | 38,299 |
| Net Gain | | 17,731 |
| **Member's Equity - December 31, 2019** | $ | 56,030 |


The accompanying notes are an integral part of these financial statements.

## NOTE 1 – Organization

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

### Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

### Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

### Revenue recognition

The Company is entitled to placement and / or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

### Fair values of financial instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments.

*Income taxes*

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return. The federal and state income tax returns of the individual are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

*Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

**NOTE 3 – Related Party Transactions**

The sole shareholder and president of the Company was paid $542,700 on a contractor basis during the year ending December 31, 2019

**NOTE 4 – Subsequent Events**

The Company evaluated events occurring between the end of its fiscal year, December 31, 2019 through February 12, 2020 when the financial statements were issued.

Dalmore Group, LLC
Supplementary Information Section
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

## Dalmore Group, LLC
## Supplementary Computations
## Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
## As of the year ended December 31, 2019

### Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's Equity | $ | 56,030 |
| Allowable Subordinated Loans | $ | - |
| Non-Allowable Assets | $ | 41,001 |
| Haircuts on Securities Positions | | |
|       Securities | | |
|       Haircuts | $ | - |
|       Undue Concentration Charges | $ | - |
| Net Allowable Capital | $ | 15,029 |

### Computation of Net Capital Requirement

| | | |
|---|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ | 1,320 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $ | 5,000 |
| Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 10,029 |

### Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 19,797 |
| Percentage of Aggregate Indebtedness to Net Capital | | 131.73% |

### Computation of Reconciliation of Net Capital

| | | | |
|---|---|---|---|
| Net Capital Computed and Reported on FOCUS IIA as of | December 31, 2019 | $ | 15,029 |
|   Adjustments | | | |
|   Increase (Decrease) in Equity | | | |
|   Increase (Decrease) in Subordinated Loans | | $ | - |
|   (Increase) Decrease in Non-Allowable Assets | | | |
|   (Increase) Decrease in Securities Haircuts | | $ | - |
|   (Increase) Decrease in Undue Concentration Charges | | $ | - |
| Net Capital per Audit | | $ | 15,029 |
| Reconciled Difference | | $ | - |

Dalmore Group, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $15,029 which was $10,029 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 131.73%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. The firm is approved for business lines pursuant to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii), however during fiscal year 2018 the firm did not operate pursuant to that exemption. By default, the firm relied on the exemptive provisions of SEA Rule 15c3-3(k)(2)(i). There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to file, the relevant report shall be included in this Supplemental Information section.

Dalmore Group, LLC
Supplementary Auditor's Report on Review of Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019



Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2019

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

## Exemption: 15c3-3(k)(2)(ii)

Oscar Seidel
Dalmore Group, LLC
525 Green place
Woodmere, NY 11598

Dear Oscar Seidel:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Dalmore Group, LLC identified 15c3-3(k)(2)(i) as the provision under which it claims exemption from 17 C.F.R. §240.15c3-3. Dalmore Group, LLC stated that it is approved pursuant to the 15c3-3(k)(2)(ii) exemption but operated under (k)(2)(i) throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Dalmore Group, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dalmore Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
**February 12, 2020**

**Tuttle & Bond, PLLC**
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

# Dalmore Group, LLC
## Supplementary Exemption Letter
## Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
## As of the year ended December 31, 2019

**Dalmore Group, LLC**
525 Green Place
Woodmere, NY 11598

_____

February 12, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dalmore Group, LLC is approved for business lines pursuant to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii), however during fiscal year 2019 the firm did not operate pursuant to that expemption. By default, the firm relied on the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

To the best knowledge and belief, Dalmore Group, LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3

2. We have met the identified exemption from January 01, 2019 through February 12, 2020 without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards

_____

Oscar Seidel
President
Dalmore Group, LLC



## Dalmore Group, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5   Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

### Report of Independent Registered Public Accounting Firm on Applying
### Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Dalmore Group, LLC is a member of the Securities Investor Protection Corporation (SIPC).  In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2019, which were agreed to by Dalmore Group, LLC and the Securities  and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Dalmore Group, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7.  Dalmore Group, LLC's management is responsible for Dalmore Group, LLC's compliance with those requirements.   This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States).  The sufficiency of these procedures is solely the responsibility of those parties specified in this report.  Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for   any other purpose.  The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash   disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2019 through December 31, 2019 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the   extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance.  Accordingly, we do not express such an opinion.  Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC

*Tuttle Bond, PLLC*

China Spring, Texas
**February 12, 2020**

**Tuttle & Bond, PLLC**
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517  Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Dalmore Group, LLC
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

SIPC 7 Reconciliation

| | | |
|---|---|---|
| Total Due | $ | 11,298 |
| Overpayment Applied | $ | - |
| Balance Due after Applied Overpayment | $ | - |
| | | |
| Paid with SIPC 6 | $ | 6,081 |
| Paid with SIPC 7 | $ | 5,217 |
| Total Paid | $ | 11,298 |
| | | |
| Reconciled Difference (Overpayment) Underpayment | $ | 0 |

| Form: | Amount Paid: | Date Paid: | Check/Wire Number: | Paid To: |
|---|---|---|---|---|
| SIPIC 7 | $ 5,217 | 01/25/20 | ACH | SIPC |
| SIPC 6 | $ 6,081 | 07/08/19 | ACH | SIPC |
| Total | $11,298 | | | |